FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For July 31, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F |X|       Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|       No |X|

                               INDEX TO EXHIBITS

Item

1. AerCo Limited June 17, 2002 Quarterly Cash Report, Analysis of Financial Condition and Results of Operations and Particulars of AerCo's portfolio.






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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: July 31, 2002


                                            AERCO LIMITED


                                            By: /s/ John McMahon
                                                --------------------------
                                                Name: John McMahon
                                                Title: Attorney-in-Fact




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                                                                         Item 1


                                 AerCo Limited
         Cash Analysis of Financial Condition and Results of Operations

                            Three Month Period from
                        March 15, 2002 to June 17, 2002

I    BACKGROUND AND GENERAL INFORMATION

The financial information contained in this report is not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but is prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted accounting principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

On July 15, 1998, AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "1998 notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were purchased by debis AirFinance Ireland plc, formerly AerFi Group plc ("debis AirFinance"). The Company used the proceeds from the issuance of the 1998 notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from debis AirFinance and its subsidiaries ("debis AirFinance Group") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of debis AirFinance.

On May 14, 1999, AerCo consummated an exchange offer under which the 1998 notes were exchanged for notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the 1999 exchange offer went effective on April 15, 1999.

On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the subclass D-2 notes and subclass E-2 notes which were purchased by debis AirFinance. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of debis AirFinance. Certain of the additional aircraft transferred to AerCo on July 17, 2000. The funds allocable to the remaining undelivered aircraft were deposited into the aircraft purchase account and were used to purchase the remaining additional aircraft as they were ready for delivery. As of January 31, 2001, all of the additional aircraft had been delivered to AerCo.

At the time of issue of the 2000 notes, AerCo undertook to complete by April 12, 2001 either an exchange offer for the 2000 notes under an effective registration statement or to register the resale of the 2000 notes under the U.S. Securities Act of 1933. The registration statement filed by AerCo in connection with the 2000 exchange offer went effective on December 7, 2000 and on that date, AerCo commenced an exchange offer under which the 2000 notes were exchanged for notes registered with the Securities and Exchange Commission. The exchange offer was completed on January 31, 2001. The 1998 notes (excluding the subclass A-1 notes), the notes issued as a result of the exchange offer in 1999, the 2000 notes and the notes issued as a result of the 2000 exchange offer are collectively referred to below as the "notes".

Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo's portfolio was assumed to be $1,358.9 million at June 17, 2002. The adjusted appraised value of AerCo's portfolio at June 17, 2002 is $1,280.9 million.

At June 17, 2002, AerCo owned (directly and indirectly) 61 aircraft, all of which are on operating leases, having sold one Fokker 100 aircraft in January 1999, a second Fokker 100 aircraft in July 1999, one B757


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aircraft and one B747 aircraft in April 2001. AerCo may also acquire further aircraft and any related existing leases or similar arrangements from various sellers, which may include debis AirFinance. Further aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of further aircraft with external funds, including issuing further notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998, as amended on July 17, 2000, by and between AerCo and Bankers Trust Company, as trustee of the notes (the "Indenture"). As of June 17, 2002, all of the 61 aircraft were on lease to 34 lessees in 20 countries as shown on pages 14 and 15 attached.

The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft leasing market. This, in turn, is affected by factors including various regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risks of lessee default, bankruptcy and mergers.

AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favourable terms than AerCo Group, may also impact AerCo Group's ability to compete with other lessors.

For the purposes of this report, the "Three Month Period", referred to on page 11 "AerCo Cashflow Performance for the Period from March 15, 2002 to June 17, 2002 - Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows", comprises information from the monthly cash reports dated April 15, May 15 and June 17, 2002. The financial data in these reports includes cash receipts from April 12, 2002 (first day of the Collection Period for the April 2002 Report) up to June 11, 2002 (last day of the Collection Period for the June 2002 Report). Page 13 presents the cashflow information from July 17, 2000 to the June 2002 Payment Date. This report however limits its commentary to the Three Month Period.

II COMPARISON OF ACTUAL CASH FLOWS VERSUS THE ADJUSTED BASE CASE FOR THE THREE MONTH PERIOD

The terrorist attacks of September 11, 2001 and the associated military action by the United States and its allies in Afghanistan has had an adverse financial impact on the aviation industry, and in particular, on the condition of some of AerCo's lessees and their ability to perform under their leases. Since September 11, 2001, AerCo has reached agreement with a number of its lessees for rental reductions and deferrals, early return of aircraft and other temporary cashflow alleviation measures designed to aid the survival of these airlines, which has had and is expected to continue to have a negative impact on AerCo's future cash performance. There is no certainty that AerCo`s results for the current Three Month Period are indicative of its future cashflow performance and/or that the aviation industry will recover in the near term or at all from the effects of the terrorist attacks of September 11, 2001. See
Section IV Recent Developments.

The July 12, 2000 Offering Memorandum (the "Offering Memorandum") issued by AerCo contained assumptions in respect of AerCo Group's future cash flows and expenses (the "2000 Base Case"). These cash flows and expenses have been adjusted for the sale of one B757-200 aircraft (MSN 28486) on April 9, 2001, which was not anticipated at the time of preparation of the 2000 Base Case (the "Adjusted Base Case"). These assumptions were developed prior to the events of September 11, 2001 and do not take into account the subsequent effects that these events have had on the global economies of the world and in particular, the aviation industry, including aircraft leasing. Future performance can be expected to diverge from certain assumptions contained in the Offering Memorandum including those relating to aircraft re-lease rates, aircraft values, aircraft downtime and lessee defaults.


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For the purpose of this report, "Net Cash Collections" is defined as Total Cash
Collections less Total Cash Expenses, Movements in the Expense Account,
Interest Payments and Swap Payments. A discussion of the Total Cash
Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 11.

CASH COLLECTIONS

"Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $34.9 million in Total Cash Collections, $9.3 million less than the Adjusted Base Case. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 11).

[2]  Renegotiated Leases

Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, an amount of $3.0 million in loss of revenue was attributed to Renegotiated Leases, most of which related to leases which were renegotiated post September 11, 2001.

[3]  Rental Resets Including Interest Rate Adjustments for Floating Rate Leases

Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Adjusted Base Case, including lease rate adjustments for changes in interest rates on floating rate leases and lease rates achieved where revenues are dependant on aircraft usage. AerCo currently has 48 fixed rate leases and 13 floating rate leases. The revenue loss attributable to Rental Resets during the Three Month Period was $3.2 million, reflecting the poor market conditions currently being experienced in addition to the low interest rate environment.

[4]  Aircraft Sales

Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, no revenue was lost due to Aircraft Sales.

[5]  Contracted Lease Rentals

Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Adjusted Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $39.5 million compared to $45.7 million for the previous three month period.

[6]  Movement in Current Arrears Balance

Current Arrears are the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Three Month Period was $2.7 million versus $3.2 million at the end of the Three Month Period, giving a negative movement of $0.5 million.


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[6]  Movement in Current Arrears Balance - continued

Analysis of Current Arrears Balances

                                       % of     Current    Current     Movement
                                    Appraised   Arrears    Arrears    in Current
    Country          Aircraft Type    Value*    17/6/02    15/3/02      Arrears
    -------          -------------    ------    -------    -------    ---------

                                                   $M         $M          $M

1   Italy**.......   B737-400          3.5        0.4        1.1         0.7
2   Italy**.......   A320-200          1.8        0.4        0.2        (0.2)
3   Spain.........   Various           3.4        1.7        1.1        (0.6)
4   US............   DC8-71F           2.4        0.4         -         (0.4)
5   Brazil**......   B737-300          1.4        0.6        0.6          -
6   Other +.......   Various                     (0.3)      (0.3)         -
                                                 -----      -----       -----
    Total.........                                3.2        2.7        (0.5)
                                                 -----      -----       -----

*    Appraised Value as of February 19, 2002
** Restructuring Agreements have been signed with these lessees. See Section III Other Financial Data
+ This comprises a number of lessees none of which had significant outstanding balances, and a number of whom had paid their rentals in advance.

As at June 17, 2002, an amount of $3.2 million was owed to AerCo Group, against which security deposits of $3.3 million were held.

As at March 15, 2002, an amount of $2.7 million was owed to AerCo Group, against which security deposits of $6.9 million were held.

[7]  Net Stress-Related Costs

Net Stress-Related Costs is a combination of all the factors that can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Adjusted Base Case assumed Net Stress-Related Costs equal to 6% of the Adjusted Base Case Lease Rentals. For the Three Month Period, Net Stress-Related Costs led to a cash outflow of $0.5 million compared to $2.5 million outflow assumed in the Adjusted Base Case. This variance of $2.0 million is due to the six factors described in items [8] to [13] below.

[8] & [9] Bad Debts and Security Deposits Drawn Down

Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the utilisation of security deposits held and amounts subsequently recovered from the defaulted lessee. There were no bad debt write-offs or security deposit draw downs in the Three Month Period.

[10] Deferred Arrears Balance

Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $0.3 million from one lessee in accordance with a payment schedule agreed with that lessee. The total rescheduled receivable amounted to $4.0 million at the end of the Three Month Period in respect of five lessees. See Section III Other Financial Data for further information on the restructuring agreements.

[11] Aircraft on Ground ("AOG")

AOG is defined as the Adjusted Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. There were no aircraft off lease during the Three Month Period.


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[12] Other Leasing Income

Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Three Month Period.

[13] Repossession Costs

Repossession Costs cover legal and aircraft technical costs incurred in repossessing aircraft. In the Three Month Period, there were no repossession costs.

[15] Net Lease Rentals

Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Three Month Period, Net Lease Rentals amounted to $38.5 million, $4.7 million lower than assumed in the Adjusted Base Case. The variance was attributable to the combined effect of the factors outlined in items [2] to [4] and in items [6] to [13] above.

[16] Interest Earned

Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to each monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, interest earned amounted to $0.4 million, $0.5 million less than assumed in the Adjusted Base Case, due primarily to the lower LIBOR rates currently being experienced.

[17] Aircraft Sales

There were no aircraft sales during the Three Month Period.

[18] Net Maintenance

Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $6.1 million and maintenance expenditure amounted to $10.1 million, generating negative net maintenance revenue of $4.0 million. The Adjusted Base Case assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Three Month Period, maintenance revenue will exactly equal maintenance expenses.

Cash Expenses

"Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Three Month Period, Total Cash Expenses were $4.0 million compared with an assumed amount of $3.1 million. A number of offsetting factors discussed below have given rise to this negative variance of $0.9 million.

[21] Re-leasing and other overhead costs

Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period, these costs amounted to $1.7 million, compared with $0.9 million per the Adjusted Base Case which assumed costs to be 2% of Adjusted Base Case Lease Rentals.


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[23] Aircraft Servicer Fees

Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. In the Three Month Period, the total Aircraft Servicer Fees paid were $1.0 million, which is $0.2 million greater than the $0.8 million assumed in the Adjusted Base Case.

Aircraft Servicer Fees consist of:

                                                      $m
                                                      ---
        Retainer Fee..........................        0.5
        Rent Collected Fee....................        0.5
                                                      ---
        Total Aircraft Servicer Fees..........        1.0
                                                      ===

The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25] Other Servicer Fees

Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, the Cash Manager, financial advisors, legal advisors, accountants and to the directors. In the Three Month Period, Other Servicer Fees amounted to $1.3 million, which is in line with the assumed amount.

[31] Interest Payments and [32] Swap Payments

In the Three Month Period, interest payments to Noteholders amounted to $9.5 million. This is $13.6 million less than the Adjusted Base Case, which assumed Interest Payments for the Three Month Period to be $23.1 million. No interest was paid to the Class E noteholder which was in line with the Adjusted Base Case for the period. The lower interest payments reflect lower actual interest rates and lower actual bond balances than those assumed in the Adjusted Base Case. In the Three Month Period, swap payments amounted to $10.5 million, $11.0 million greater than the assumed swap receipt of $0.5 million. This also reflects the lower than assumed interest rate environment.

[32] Principal Payments

In the Three Month Period, total principal payments to Noteholders amounted to $12.1 million, $6.3 million less than assumed in the Adjusted Base Case. At June 17, 2002, total outstanding principal balances of $1,238.5 million are $4.1 million less than that assumed in the Adjusted Base Case of $1,234.4 million.

III  OTHER FINANCIAL DATA

Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties. Following the events of September 11, 2001, the economic difficulties faced by many of the lessees have been greatly exacerbated.

AerCo has responded and continues to respond to the needs of lessees in financial difficulty, where appropriate, by restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

As of June 17, 2002, amounts outstanding for more than 30 days for rental payments due under the leases equalled $1.4 million. These leases were in respect of aircraft representing 11.34% of the portfolio by appraised value at February 19, 2002. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.

An Asian lessee of two B737-300 and one B737-400 aircraft representing 4.6% of the portfolio by appraised value at February 19, 2002, was adversely affected by the 1998 Asian economic crisis such that it sought bankruptcy protection in 1998. As part of the lessee's rehabilitation plan, the Servicer agreed with the lessee to a schedule covering the


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payment of arrearages over the period to October 31, 2002 and the extension of leases. At June 17, 2002, these arrearages amounted to $0.3 million. All amounts have been paid in accordance with the scheduled terms as of June 17, 2002.

A Latin American lessee representing 2.6% of the portfolio by appraised value at February 19, 2002 has experienced continuing cashflow difficulties in recent years. In the recent past the Servicer agreed not to exercise its remedies in respect of events of default which existed under the lease at that time, in order to permit the lessee to have a stable business environment in which to develop, negotiate and implement a long-term business plan. On June 19, 2001, the Servicer signed a restructuring agreement, under which the lessee issued secured and unsecured notes to replace outstanding arrears, all of which have been cleared at this time. In addition the monthly lease rental in respect of the aircraft was reduced by 19%. More recently the lessee has advised the Servicer that as of July 1, 2002 no further lease rental payments will be made to any of its lessors unless and until an agreement is signed with the lessee accepting payment of 50% of the contracted lease rental for a period of six months, foregoing the remaining 50%. During this period the lessee will prepare a new business and fleet plan based on a new restructuring agreement with its lessors. The Servicer has notified the lessee that it demands full compliance with the lease agreement before considering any new restructuring.

As of June 17, 2002, a European lessee representing 1.8% of the portfolio by appraised value at February 19, 2002 owed $0.4 million, all of which was outstanding for more than 30 days. The Servicer had previously concluded a restructuring agreement with the lessee during the previous Three Month Period which included a deferral of current receivables of $0.9 million and a deferral of 33% of the current rentals from April to May 2002, all of which will be repayable from June 2002 to March 2003. The lessee repaid the June arrears amount in accordance with the schedule of terms.

As of June 17, 2002, a European lessee representing 7.06% of the portfolio by appraised value at February 19, 2002 owed $1.3 million, $0.8 million of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding the payment of this overdue amount.

As of June 17, 2002 a North American lessee representing 2.40% of the portfolio by appraised value at February 19, 2002 owed $0.4 million, $0.2 million of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding the payment of this overdue amount.

Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties may be caused by a variety of factors including the failure of the lessee to have in place an adequate maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

IV   RECENT DEVELOPMENTS

In July 2000, AerCo issued subclass A-3 notes in the principal amount of $565 million and bearing interest at Libor plus 0.46% with an expected final payment date of June 15, 2002 and a final maturity date of July 15, 2025. At the time the subclass A-3 notes were issued, the expected final payment date was scheduled based on an assumption that these notes would be refinanced on June 15, 2002. In accordance with the terms of these notes, step-up interest of 0.50% accrues on the subclass A-3 notes if they are not repaid in full or refinanced by their expected final payment date.

Notwithstanding the current difficult conditions in the capital markets, over the last number of months, the Board of Directors of AerCo, in consultation with its advisers, has given extensive consideration to the economic feasibility of refinancing the subclass A-3 notes on or before June 15, 2002, including a review of various structural enhancements which might have rendered such a refinancing viable.

On May 14, 2002 the Board of Directors determined that, in the current market conditions, it was not in the economic interests of AerCo to refinance the subclass A-3 notes on or before June 15, 2002. On July 24, 2002 the Board of Directors reaffirmed its decision not to refinance the subclass A-3 notes in the current market environment. Accordingly, step-up interest of 0.50% per annum became due and payable from June 15, 2002 on the subclass A-3 notes and will continue to be due and payable until they are repaid in full or refinanced. Under the schedule of required payment priorities applicable to AerCo, step-up interest is payable after payment of


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interest, minimum principal and scheduled principal on AerCo's class A, class
B, class C and class D notes and any aircraft modification payments.

The Board of Directors of AerCo will continue to monitor market conditions and to assess when and if a refinancing of the subclass A-3 notes is appropriate.

During the past year, there has been a general downturn in the world economic climate, with a consequential negative impact on the commercial aviation industry. During the Three Month Period, the slowdown in the world economic climate has continued with a consequential continuing negative impact on the operating conditions in the world aviation industry. This economic slowdown was exacerbated by the events of September 11, 2001 in the United States and the economic and political situation since those events.

The short term effects of the events of September 11, 2001 have included among other things, a reduction in demand for air travel, grounding of aircraft by airlines, bankruptcy and/or consolidation of airlines particularly in Europe and the United States, reduced operations by airlines, increased costs due to new security directives adopted by the relevant aviation authorities, increased insurance premiums and new insurance arrangements required by the insurance markets and fluctuations in the price of fuel.

In particular, airlines worldwide continue to experience significant difficulties in maintaining war insurance cover in the amounts required under their leases with AerCo and other lessors. While these insurance issues have been mitigated in certain jurisdictions by a number of temporary government schemes, in the absence of satisfactory solutions on this matter, it may be necessary for the relevant aircraft to be grounded.

Such consequences are having a material adverse impact on the financial condition of AerCo's lessees and their ability to perform under their leases and depending on their scope and duration, which AerCo cannot predict at this time, may continue to have such effect. The effect of any future military action by the U.S. and its allies may also exacerbate these effects. They may also lead to reduced demand for AerCo's aircraft, which may impact its ability to re-lease aircraft on a timely basis and at favourable rates, and may reduce the value of its aircraft. These effects have caused a reduction in AerCo's cash flow which may adversely affect AerCo's ability to make payments on the notes.

As outlined above, many of AerCo's lessees have made requests for amongst other things, rental reductions and deferrals, early return of aircraft and other cashflow alleviation measures. In particular, during this downturn in the aviation industry, there has been a sharp increase in the availability of aircraft for lease, leading to significant over capacity, increased downtime, a decline in lease rates and a fall in the realisable value of aircraft in open market sale transactions. The effect of these events is likely to result in impairment provisions with respect to the carrying value of certain of AerCo's aircraft. Adjusted as a consequence of these adverse economic, political and trading conditions, we expect to perform behind the 2000 Base Case assumptions.

North American Concentration. At June 17, 2002, 14.9% of the aircraft by appraised value at February 19, 2002 were leased by operators in North America. The commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations. The long term effect that the recent terrorist attacks in the United States and military action in Afghanistan and any future military action in the Middle East may have for the aviation industry in the U.S. is not yet fully known. However, the immediate effects have included, among other things, a reduction in demand for domestic and international passenger air travel by U.S. citizens, a general reduction in North Atlantic traffic and increased security costs for U.S. airlines in mitigating against possible further acts of terrorism, resulting in reduced profits and possible solvency or even bankruptcy issues for U.S. airlines.

Asia Pacific Concentration. At June 17, 2002, 20.55% of the aircraft by appraised value at February 19, 2002 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One Asian lessee, leased 5.1% of the aircraft by appraised value at February 19, 2002.

Trading conditions in Asia's civil aviation industry were adversely affected by the severe economic and financial difficulties in the region during 1998 and 1999. The economies of the region experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee which leases 4.6% of the aircraft by appraised value at February 19, 2002, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of the lessee's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region re-scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A repeat of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations.

Latin American Concentration. At June 17, 2002, 11.58% of the aircraft by appraised value at February 19, 2002 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend amongst other things on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

Most significantly, in 1999, Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, the lessee of 2.97% of the aircraft by appraised value at February 19, 2002, operates five of the aircraft in Brazil. In addition Varig and Nordeste lease one B737-300 and one B737-500 respectively, together representing 2.9% of the aircraft by appraised value at February 19, 2002. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that these lessees may be unable to generate sufficient revenues in Brazilian currency to pay the U.S. dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil, including the effects of the terrorist attacks in the United States on September 11, 2001, could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo Group's other lessees.

AerCo leases one aircraft to a Colombian lessee, representing 2.6% of the portfolio by appraised value at February 19, 2002. The continued deterioration in the Colombian economy, as a result of the terrorist attacks in the United States on September 11, 2001, may mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the U.S. dollar denominated rental repayments under the lease. (See Section III - Other Financial Data above).

The long term effect that the recent terrorist attacks in the United States and military action in Afghanistan and any future military action in the Middle East may have for the aviation industry in the Latin American region is not yet fully known. However, the immediate effects have included, among other things, a reduction in demand for passenger air travel especially to and from the U.S. due to fears regarding additional acts of terrorism and increased security costs for airlines in mitigating against possible further acts of terrorism, which may result in reduced profits and possible solvency issues for some airlines.

European Concentration. At June 17, 2002, 53.0% of the aircraft by appraised value at February 19, 2002 were leased by operators based in Europe. Of this amount, lessees of 46.53% of the aircraft were based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 6.47% of the aircraft were based in "emerging" European markets, principally Turkey. As of June 17, 2002, 22.5% of the aircraft by appraised value at February 19, 2002 were leased to lessees in the United Kingdom.

The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country particularly if combined with high fuel prices and / or a weak euro, may adversely affect the European lessees' ability to meet their financial and other obligations. Since European airlines primarily receive their revenue in euro, any weakness in the euro may adversely affect the ability of those airlines to meet dollar denominated lease rental, fuel and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases. In addition, the long term effect that the recent terrorist attacks in the United States and military action in Afghanistan and any future military action in the Middle East may have for the European aviation industry is not yet fully known and although European airlines currently do not appear to be as adversely impacted as airlines in the United States, the immediate effects have included, among other things, a drop in passenger confidence in air travel with a consequent decrease in demand for air travel, increased security costs for European airlines, grounding of aircraft, reduced profits and possible solvency or even bankruptcy issues for some airlines which may result in the consolidation of some European airlines, and may affect the prospects of AerCo's European lessees.

At June 17, 2002, 3.2% of the aircraft by appraised value at February 19, 2002 were on lease to Turkish lessees. Any fall in value of the Euro, the principal currency in which Turkish airlines receive their revenues, against the U.S. dollar, may affect the ability of these airlines to pay U.S. dollar denominated costs including lease rentals. The long-term effect which the recent terrorists attacks in the United States and resulting military action in Afghanistan and any future military action in the Middle East may have for the Turkish aviation industry is not yet fully known. However, the immediate effects have included, among other things, a drop in passenger confidence in air travel to and from Turkey and a consequent decrease in demand for air travel resulting in the grounding of aircraft which, together with the continued weakness of the Euro against the U.S. dollar, may lead to significant increases in operating costs for airlines based in Turkey. This may adversely impact the ability of such airlines to perform their lease obligations to AerCo Group in the future.

Compliance with Governmental and Technical Regulations. Aviation authorities in Europe and North America have recently adopted regulations requiring the installation of Traffic Collision Avoidance Systems, Emergency Locator Transmitters, Enhanced Ground Proximity Warning Systems, Cargo Compartment Fire Detection and Suppression systems, additional Flight Data Recorder parameters and certain other systems in all aircraft by 2005. Depending on whether the costs of complying with these regulations are borne by AerCo or the lessees, installation of these systems could result in significant cash expenditures by AerCo in the future.

As a result of the terrorist attacks in the United States on September 11, 2001, new security directives may be adopted by aviation authorities. The International Civil Aviation Organization ("ICAO") requires contracting states to mandate the incorporation of enhanced security cockpit doors and cockpity doorway surveillance systems by November 1, 2003. Depending on whether the cost of complying with such regulations would have to be borne by AerCo or the lessees, such regulations could result in significant cash expenditures by AerCo in the future.

The US Federal Aviation Administration (the "FAA") has issued an Airworthiness Directive ("AD") that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. AerCo has eight MD-80 series aircraft representing 9.65% of the portfolio by appraised value at February 19, 2002. AerCo will incur significant costs in ensuring these aircraft comply with these standards. We expect to complete the modification of three of the eight aircraft by December 2002 at an estimated cost of approximately $1.7 million and to modify the remaining five aircraft by April 2005 at an estimated cost of approximately $2.1 million after lessee contributions.

The FAA has issued an AD mandating the modification of affected lapjoints on Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labor cost to implement such modifications for each aircraft is approximately $270,000 per aircraft. We have 31 Boeing 737 aircraft in the portfolio, representing 48.37% of the portfolio by appraised value at February 19, 2002. Based on the current cycles completed to date by AerCo's Boeing 737 aircraft, these Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

The FAA is also expected to issue an AD in the near future mandating a re-design of the rudder systems of Boeing 737 aircraft. The average cost per aircraft of such modifications is expected to be approximately $50,000. We have 31 Boeing 737 aircraft in the portfolio, representing 48.37% of the portfolio by appraised value at February 19, 2002. Depending on the time period within which such modifications are required to be made, the costs may be the responsibility of the existing lessees. However, if the costs are not the responsibility of some or all existing lessees, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with such modifications, which could impact adversely on AerCo's results of operations.

All aircraft engines in the AerCo portfolio are subject to a number of mandated inspections which are accomplished while the engine is installed on the aircraft. In the event that an engine fails such an inspection, a shop visit repair of the engine may be required earlier than anticipated based on normal operating performance. Depending on whether the cost of carrying out the shop visit would have to be borne by AerCo or the lessees, such as mandated repairs could result in significant cash expenditures by AerCo in the future.

AERCO Cashflow Performance for the Period from March 15, 2002 to June 17, 2002 Comparison of Actual Cash flows versus Adjusted Base Case Cash Flows

                                                                       Adjusted                               Adjusted
                                                           Actual      Base Case     Variance        Actual   Base Case     Variance
                                                           ------      ---------     --------        ------   ---------     --------
                CASH COLLECTIONS

  1             Lease Rentals                               45.74        45.74        (0.00)         100.0%      100.0%       (0.0%)
  2              -     Renegotiated Leases                  (3.00)        0.00        (3.00)          (6.6%)       0.0%       (6.6%)
  3              -     Rental Resets                        (3.20)        0.00        (3.20)          (7.0%)       0.0%       (7.0%)
  4              -     Aircraft Sales                        0.00         0.00         0.00            0.0%        0.0%        0.0%
                                                        ------------------------------------      ----------------------------------
  5  1 - 5      Contracted Lease Rentals                    39.54        45.74        (6.20)          86.4%      100.0%      (13.6%)
  6             Movement in Current Arrears                 (0.50)        0.00        (0.50)          (1.1%)       0.0%       (1.1%)
                Balance
  7             less Net Stress Related Costs
  8              -     Bad Debts                             0.00        (0.46)        0.46            0.0%       (1.0%)       1.0%
  9              -     Security Deposits drawn down          0.00         0.00         0.00            0.0%        0.0%        0.0%
 10              -     Deferred Arrears                     (0.54)        0.26        (0.80)          (1.2%)       0.6%       (1.7%)
 11              -     AOG                                   0.00        (1.93)        1.93            0.0%       (4.2%)       4.2%
 12              -     Other Leasing Income                  0.00         0.00         0.00            0.0%        0.0%        0.0%
 13              -     Repossession                          0.00        (0.37)        0.37            0.0%       (0.8%)       0.8%
                                                        ------------------------------------      ----------------------------------
 14  8 - 13     Sub-total                                   (0.54)       (2.50)        1.96           (1.2%)      (5.5%)       4.3%
 15  5+6+14     Net Lease Rental                            38.50        43.24        (4.74)          84.2%       94.5%      (10.4%)
 16             Interest Earned                              0.40         0.91        (0.51)           0.9%        2.0%       (1.1%)
 17             Aircraft Sales                               0.00         0.00         0.00            0.0%        0.0%        0.0%
 18             Net Maintenance                             (4.00)        0.00        (4.00)          (8.7%)       0.0%       (8.7%)
                                                        ------------------------------------      ----------------------------------
 19  15 - 18    Total Cash Collections                      34.90        44.15        (9.25)          76.3%       96.5%      (20.2%)
                                                        ====================================      ==================================

                CASH EXPENSES
                Aircraft Operating Expenses
 20              -     Insurance                            (0.30)        0.00        (0.30)          (0.7%)       0.0%       (0.7%)
 21              -     Re-leasing and other overheads       (1.40)       (0.90)       (0.50)          (3.1%)      (2.0%)      (1.1%)
                                                        ------------------------------------      ----------------------------------
 22  20+21      Sub-total                                   (1.70)       (0.90)       (0.80)          (3.7%)      (2.0%)      (1.7%)
                SG&A Expenses
 23             Aircraft Servicer Fees
                 -     Retainer Fee                         (0.50)       (0.40)       (0.10)          (1.1%)      (0.9%)      (0.2%)
                 -     Rent Collected Fee                   (0.50)       (0.40)       (0.10)          (1.1%)      (0.9%)      (0.2%)
                 -     Previous Servicer                     0.00         0.00         0.00            0.0%        0.0%        0.0%
                 -     Sales Fee                             0.00         0.00         0.00            0.0%        0.0%        0.0%
                                                        ------------------------------------      ----------------------------------
 24          23 Sub-total                                   (1.00)       (0.80)       (0.20)          (2.2%)      (1.7%)      (0.4%)
 25             Other Servicer Fees                         (1.30)       (1.38)        0.08           (2.8%)      (3.0%)       0.2%
                                                        ------------------------------------      ----------------------------------
 26  24+25      Sub-total                                   (2.30)       (2.18)       (0.12)          (5.0%)      (4.8%)      (0.3%)
                                                        ====================================      ==================================

                                                        ------------------------------------      ----------------------------------
 27  26+22      Total Cash Expenses                         (4.00)       (3.08)       (0.92)          (8.7%)      (6.7%)      (2.0%)
                                                        ====================================      ==================================

                NET CASH COLLECTIONS
 28          19 Total Cash Collections                      34.90        44.15        (9.25)          76.3%       96.5%      (20.2%)
 29          26 Total Cash Expenses                         (4.00)       (3.08)       (0.92)          (8.7%)      (6.7%)      (2.0%)
 30             Movement on Expense Account                  1.20         0.00         1.20            2.6%        0.0%        2.6%
 31             Interest Payments                           (9.50)      (23.10)       13.60          (20.8%)     (50.5%)      29.7%
 32             Swap Payments                              (10.50)        0.43       (10.93)         (23.0%)       0.9%      (23.9%)
                                                        ------------------------------------      ----------------------------------
 33  28 - 32    TOTAL                                       12.10        18.40        (6.30)          26.5%       40.2%      (13.8%)
                                                        ====================================      ==================================

 33             PRINCIPAL PAYMENTS
                Subclass A                                   9.10        15.40        (6.30)          19.9%       33.7%      (13.8%)
                Subclass B                                   1.80         1.80         0.00            3.9%        3.9%        0.0%
                Subclass C                                   1.20         1.20         0.00            2.6%        2.6%        0.0%
                Subclass D                                   0.00         0.00         0.00            0.0%        0.0%        0.0%
                                                        ------------------------------------      ----------------------------------
                Total                                       12.10        18.40        (6.30)          26.5%       40.2%      (13.8%)
                                                        ====================================      ==================================

*Adjusted Base Case - The cashflows and expenses assumed in the July 2000 Offerring Memorandum ("Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the Base Case.

Coverage Ratios

                                                                                         Adjusted
                                                         Closing          Actual         Base Case
                                                         -------          ------         ---------
     Net Cash Collections                                                   9.5            23.1
     Add Back Interest and
     Swap Payments                                                         10.5            (0.4)

     Add Back Permitted Accruals

a    Net Cash Collections                                                  32.1            41.1
     (excl. interest and swap payments)
b    Swaps                                                                 10.5            (0.4)
c    Class A Interest                                                       5.2            15.0
d    Class A Minimum                                                        0.0             0.0
e    Class B Interest                                                       1.0             2.5
f    Class B Minimum                                                        0.1             0.1
g    Class C Interest                                                       1.5             3.3
h    Class C Minimum                                                        0.0             0.0
I    Class D Interest                                                       2.1             2.1
j    Class D Minimum
k    Class A Scheduled
l    Class B Scheduled                                                      1.6             1.6
m    Class C Scheduled                                                      1.2             1.2
n    Class D Scheduled
o    Permitted Aircraft Modificatons
p    Step-up Interest
r    Class A Supplemental                                                   8.9            15.7
s    Class E Primary Interest                                               0.0             0.0
t    Class B Supplemental                                                   0.0             0.0
u    Class A Outstanding                                                    0.0             0.0
                                                                    ------------    ------------
     Total                                                                 32.1            41.1
                                                                    ------------    ------------


 [1] Interest Coverage Ratio
     Class A                                                               2.05            2.82  = a/(b+c)
     Class B                                                               1.93            2.41  = a/(b+c+d+e)
     Class C                                                               1.76            2.01  = a/(b+c+d+e+f+g)
     Class D                                                               1.58            1.82  = a/(b+c+d+e+f+g+h+i)

 [2] Debt Coverage Ratio
     Class A                                                               1.58            1.82  = a/(b+c+d+e+f+g+h+I+j+k)
     Class B                                                               1.46            1.70  = a/(b+c+d+e+f+g+h+I+j+k+l)
     Class C                                                               1.39            1.62  = a/(b+c+d+e+f+g+h+I+j+k+l+m)
     Class D                                                               1.39            1.62  = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

     Loan to Value Ratios (in 100,000 dollars)
 [3] Assumed Portfolio Value                           1,566.7          1,358.9         1,358.9
 [4] Adjusted Portfolio Value (105%)                                    1,345.0
     Liquidity Reserve Amount
     Of which - Cash                                      65.0             65.0            65.0
              - Accrued Expenses                           5.0              6.0             5.0
              - Security Deposit                          22.4             17.1            22.4
                                                   ------------     ------------    ------------
     Subtotal                                             92.4             88.1            92.4
     Letters of Credit                                     0.0              0.0             0.0
     Subtotal                                             92.4             88.1            92.4

 [5] Total Asset Value                                 1,659.1          1,447.0         1,451.3

     Note Balances as at June 15, 2002
     Class A                                             998.4            844.9           841.0
     Class B                                             154.8            134.7           134.5
     Class C                                             164.1            158.9           158.9
     Class D                                             100.0            100.0           100.0
                                                   ------------     ------------    ------------
                                                       1,417.3          1,238.5         1,234.4
                                                   ------------     ------------    ------------

[1] Interest Coverage Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Note plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at Closing Date.

[4] Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal multiplied by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing Date.

     The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment amounts to Noteholders.

[5] Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount.

AERCO Cashflow Performance for the Period from July 17, 2000 to June 17, 2002 Comparison of Actual Cash flows versus Adjusted Base Case Cash Flows

                                                              Actual    Base Case     Variance         Actual   Base Case   Variance
                                                              ------    ---------     --------         ------   ---------   --------
                 CASH COLLECTIONS

  1              Lease Rentals                                354.14      354.14        (0.00)         100.0%     100.0%       0.0%
  2               -      Renegotiated Leases                  (10.90)       0.00       (10.90)          (3.1%)      0.0%      (3.1%)
  3               -      Rental Resets                        (11.80)       0.00       (11.80)          (3.3%)      0.0%      (3.3%)
  4               -      Aircraft Sales                         0.00        0.00         0.00            0.0%       0.0%       0.0%
                                                           -----------------------------------      --------------------------------
  5  1 - 5       Contracted Lease Rentals                     331.44      354.14       (22.70)          93.6%     100.0%      (6.4%)
  6              Movement in Current Arrears                   (2.30)       0.00        (2.30)          (0.6%)      0.0%      (0.6%)
                 Balance
  7              less Net Stress Related Costs
  8               -      Bad Debts                              0.00       (3.66)        3.66            0.0%      (1.0%)      1.0%
  9               -      Security Deposits drawn down           0.50        0.00         0.50            0.1%       0.0%       0.1%
 10               -      Capitalised Arrears                   (1.04)       2.86        (3.90)          (0.3%)      0.8%      (1.1%)
 11               -      AOG                                   (6.20)     (14.93)        8.73           (1.8%)     (4.2%)      2.5%
 12               -      Other Leasing Income                   0.00        0.00         0.00            0.0%       0.0%       0.0%
 13               -      Repossession                          (0.30)      (2.87)        2.57           (0.1%)     (0.8%)      0.7%
                                                           -----------------------------------      --------------------------------
 14  8 - 13      Sub-total                                     (7.04)     (18.60)       11.56           (2.0%)     (5.3%)      3.3%
 15  5+6+14      Net Lease Rental                             322.10      335.54       (13.44)          91.0%      94.7%      (3.8%)
 16              Interest Earned                                7.40        7.01         0.39            2.1%       2.0%       0.1%
 17              Aircraft Sales                                50.50       51.00        (0.50)          14.3%      14.4%      (0.1%)
 18              Net Maintenance                                9.20        0.00         9.20            2.6%       0.0%       2.6%
                                                           -----------------------------------      --------------------------------
 19  15 - 18     Total Cash Collections                       389.20      393.55        (4.35)         109.9%     111.1%      (1.2%)
                                                           ===================================      ================================

                 CASH EXPENSES
                 Aircraft Operating Expenses
 20               -      Insurance                             (0.40)       0.00        (0.40)          (0.1%)      0.0%      (0.1%)
 21               -      Re-leasing and other overheads       (10.00)      (9.70)       (0.30)          (2.8%)     (2.7%)     (0.1%)
                                                           -----------------------------------      --------------------------------
 22  20+21       Sub-total                                    (10.40)      (9.70)       (0.70)          (2.9%)     (2.7%)     (0.2%)
                 SG&A Expenses
 23              Aircraft Servicer Fees
                  -      Retainer Fee                          (2.80)      (3.00)        0.20           (0.8%)     (0.8%)      0.1%
                  -      Rent Collected Fee                    (3.20)      (3.40)        0.20           (0.9%)     (1.0%)      0.1%
                  -      Previous Servicer                     (1.80)       0.00        (1.80)          (0.5%)      0.0%      (0.5%)
                  -      Sales Fee                             (0.50)       0.00        (0.50)          (0.1%)      0.0%      (0.1%)
                                                           -----------------------------------      --------------------------------
 24           23 Sub-total                                     (8.30)      (6.40)       (1.90)          (2.3%)     (1.8%)     (0.5%)
 25              Other Servicer Fees                          (15.50)      (9.08)       (6.42)          (4.4%)     (2.6%)     (1.8%)
                                                           -----------------------------------      --------------------------------
 26  24+25       Sub-total                                    (23.80)     (15.48)       (8.32)          (6.7%)     (4.4%)     (2.3%)
                                                           ===================================      ================================

                                                           -----------------------------------      --------------------------------
 27  26+22       Total Cash Expenses                          (34.20)     (25.18)       (9.02)          (9.7%)     (7.1%)     (2.5%)
                                                           ===================================      ================================

                 NET CASH COLLECTIONS
 28           19 Total Cash Collections                       389.20      393.55        (4.35)         109.9%     111.1%      (1.2%)
 29           26 Total Cash Expenses                          (34.20)     (25.18)       (9.02)          (9.7%)     (7.1%)     (2.5%)
 30              Movement on Expense Account                    8.70        0.00         8.70            2.5%       0.0%       2.5%
 31              Interest Payments                           (142.40)    (189.30)       46.90          (40.2%)    (53.5%)     13.2%
 32              Swap Payments                                (42.60)       3.83       (46.43)         (12.0%)      1.1%     (13.1%)
                                                           -----------------------------------      --------------------------------
 33  28 - 32     TOTAL                                        178.70      182.90        (4.20)          50.5%      51.6%      (1.2%)
                                                           ===================================      ================================

 33              PRINCIPAL PAYMENTS
                 Subclass A                                   153.50      157.50        (4.00)          43.3%      44.5%      (1.1%)
                 Subclass B                                    20.10       20.30        (0.20)           5.7%       5.7%      (0.1%)
                 Subclass C                                     5.10        5.10         0.00            1.4%       1.4%       0.0%
                 Subclass D                                     0.00        0.00         0.00            0.0%       0.0%       0.0%
                                                           -----------------------------------      --------------------------------
                 Total                                        178.70      182.90        (4.20)          50.5%      51.6%      (1.2%)
                                                           ===================================      ================================

                                                                                                                               % of
                                                                                                       Appraised            Aircraft
                                                                                                       Value at    % of        by
                                                                                            Date of    February  Aircraft  Appraised
                                                        Aircraft      Engine      Serial  Manufacture  19, 2002  Appraised  Value in
  No.   Region        Country       Lessee                Type     Configuration  Number  Conversion    (US$ m)    Value     Region
------------------------------------------------------------------------------------------------------------------------------------
   1.  Asia           China         China Xinjiang      B757-200    RB211-535E4   26153     Aug-92       34,663    2.7%
   2.  (Emerging)     China         China Southern      B737-300    CFM56-3C1     26068     Jun-92       20,977    1.6%
   3.                 China         China Southern      B737-300    CFM56-3C1     25604     Jan-93       20,760    1.6%
   4.                 China         Xiamen Airlines     B737-500    CFM56-3C1     27153     Aug-93       19,260    1.5%
   5.                 China         Xiamen Airlines     B737-500    CFM56-3C1     27155     Mar-93       19,657    1.5%
   6.                 India         Indian Airlines     A300B4-200  CF6-50C2        240     May-83        8,137    0.6%
   7.                 Indonesia     Mandala Airlines    B737-400    CFM56-3C1     23868     Oct-88       20,047    1.5%
   8.                 Philippines   PAL                 B737-300    CFM56-3B1     24465     Aug-89       18,130    1.4%
   9.                 Philippines   PAL                 B737-300    CFM56-3B1     24677     Mar-90       18,733    1.4%
   10.                Philippines   PAL                 B737-400    CFM56-3C1     25594     May-92       23,340    1.8%
   11.                South Korea   Asiana              B737-400    CFM56-3C1     25764     Jun-92       22,570    1.7%
   12.                South Korea   Asiana              B737-400    CFM56-3C1     25765     Jul-92       22,830    1.8%
   13.                South Korea   Asiana              B737-500    CFM56-3C1     25768     May-95       20,683    1.6%
   14.                Taiwan        FEAT                MD83        JT8D-219      49952     Dec-91       17,760    1.4%
Sub-total                                                                                                                     22.1%
   15. Europe         Italy         Volare Spa          A320-200    CFM5-5A1         85     Feb-90       23,280    1.8%
   16. (Developed)    Italy         Blue Panorama       B737-400    CFM56-3C1     24901     May-90       22,220    1.7%
   17.                Italy         Blue Panorama       B737-400    CFM56-3C1     27074     Apr-92       23,480    1.8%
   18.                Spain         Spanair             B767-300ER  PW4060        24999     Feb-91       48,230    3.7%
   19.                Spain         Spanair             MD83        JT8D-219      49627     Apr-89       14,810    1.1%
   20.                Spain         Spanair             MD83        JT8D-219      49790     Oct-89       15,410    1.2%
   21.                Spain         Spanair             MD-82       JT8D-217C     49570     Feb-88       13,437    1.0%
   22.                UK            Air 2000            B757-200    RB211-535E4   26158     Feb-93       37,237    2.9%
   23.                UK            Airtours            A320-200    CFM56-5A3       299     Apr-92       25,387    2.0%
   24.                UK            Airtours            A320-200    V2500-A1        362     Nov-92       24,600    1.9%
   25.                UK            British Midland     A320-200    V2527-A5        934     Jan-99       37,273    2.9%
   26.                UK            British Midland     A321-200    V2533-A5       1207     Apr-00       48,767    3.7%
   27.                UK            Monarch             A320-200    CFM56-5A3       391     Feb-93       26,650    2.0%
   28.                UK            British Airways     B737-500    CFM56-3C1     25789     Feb-92       19,583    1.5%
   29.                UK            British Airways     B737-300    CFM56-3C1     24908     Mar-91       20,420    1.6%
   30.                UK            JMC Airlines        A320-200    V2500-A1        354     Oct-92       25,230    1.9%
   31.                UK            JMC Airlines        A320-200    V2500-A1        411     Mar-93       27,180    2.1%
   32.                Belgium       Virgin Express      B737-400    CFM56-3C1     24270     May-89       20,190    1.6%
   33.                Belgium       Virgin Express      B737-400    CFM56-3C1     24271     Jun-89       20,123    1.5%
   34.                Belgium       Virgin Express      B737-300    CFM56-3B2     25041     Mar-91       20,387    1.6%
   35.                Finland       Finnair             MD-82       JT8D-219      49905     Oct-90       15,680    1.2%
   36.                Finland       Finnair             MD-82       JT8D-219      53245     Apr-92       16,037    1.2%
   37.                France        Europe Airpost      B737-300QC  CFM56-3B2     24021     Nov-88       19,320    1.5%
   38.                France        Aigle Azur          B737-400    CFM56-3C1     26066     Jun-92       23,077    1.8%
   39.                Norway        Braathens SAFE      B737-500    CFM56-3C1     24651     Apr-90       17,790    1.4%
Sub-total                                                                                                                     46.5%
   40. Europe         Hungary       Malev               B737-300    CFM56-3C1     24909     Apr-91       19,500    1.5%
   41. (Emerging)     Hungary       Malev               B737-400    CFM56-3C1     24904     Feb-91       23,107    1.8%
   42.                Turkey        Pegasus             B737-400    CFM56-3C1     23979     Jan-89       19,913    1.5%
   43.                Turkey        Pegasus             B737-400    CFM56-3C1     24685     May-90       21,707    1.7%
Sub-total                                                                                                                      6.5%
   44. Latin America  Brazil        TAM                 Fokker 100  TAY650-15     11341     Aug-91        9,963    0.8%
   45. (Emerging)     Brazil        TAM                 Fokker 100  TAY650-15     11350     Apr-92       10,337    0.8%
   46.                Brazil        TAM                 Fokker 100  TAY650-15     11351     Sep-91        9,650    0.7%
   47.                Brazil        TAM                 Fokker 100  TAY650-15     11320     Apr-91        9,237    0.7%
   48.                Brazil        TAM                 Fokker 100  TAY650-15     11322     Jun-91        8,723    0.7%
   49.                Brazil        Nordeste            B737-500    CFM56-3C1     26067     Jun-92       18,843    1.4%
   50.                Brazil        Varig               B737-300    CFM56-3C1     24834     Jun-90       18,690    1.4%
   51.                Chile         AILL (1)            DC8-71F     CFM56-2C1     46040     Mar-91       11,543    0.9%
   52.                Columbia      Avianca             B757-200    RB211-535E4   26152     Aug-92       33,750    2.6%
Sub-total                                                                                                                     10.0%
   53. North America  Canada        Air Canada          A320-200    CFM56-5A1       403     Dec-93       28,333    2.2%
   54. (Devoloped)    Canada        Air Canada          B767-300ER  PW4060        24947     Mar-91       49,027    3.8%
   55.                USA           BAX Global          DC8-71F     CFM56-2C1     46064     Mar-92        9,413    0.7%
   56.                USA           Delta               B737-300    CFM56-3B1     23345     Jul-85       13,110    1.0%
   57.                USA           Vanguard Airlines
                                    Inc.                MD-82       JT8D-219      49931     Aug-90       16,177    1.2%
   58.                USA           Vanguard Airlines
                                    Inc.                MD-82       JT8D-219      49932     Sep-90       16,240    1.2%
   59.                USA           Frontier            B737-300    CFM56-3C1     24856     Aug-90       19,407    1.5%
   60.                USA           Frontier            B737-300    CFM56-3B2     26440     Mar-92       20,847    1.6%
   61.                USA           Frontier            B737-300    CFM56-3B2     26442     May-92       21,003    1.6%
Sub-total                                                                                                                     14.9%

                                                                                                      -----------------------------
        Total                                                                                         1,301,865  100.0%      100.0%
                                                                                                      =============================

1. Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile.


                                 Pages 14 & 15